Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 23-05

Alianza Minerals Receives Approval for Repriced Warrants and

Announces Warrant Exercise Incentive Program

Vancouver, BC, February 13, 2023 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that further to the Company's news release dated February 8, 2023, the Company has received the approval from the TSX Venture Exchange (the “Exchange”) to amend the exercise price of 19,100,000 share purchase warrants ("Warrants") which expire on February 25, 2023 from $0.10 to $0.05 (the "Warrant Amendments").

Also, further to the Company's news release of the same date, the Company will now proceed with the warrant exercise incentive program, (the "Incentive Program") designed to encourage the early exercise of the Warrants.

Under the Incentive Program, the Company is offering an inducement to each Warrant holder that exercises their Warrants on or before March 15, 2023 (the "Early Exercise Period"), by the issuance of one additional common share purchase warrant (an "Incentive Warrant") for each Warrant exercised early. Each Incentive Warrant will entitle the holder to purchase one additional common share for a period of 24 months from the date of issuance of such Incentive Warrant, at a price of $0.10. The Incentive Warrants will be subject to a four-month hold period from the date of issuance. The Incentive Program will expire on March 15, 2023 at 4:00 p.m. (Vancouver time) (the "Early Exercise Expiry Date")

If all of the Warrants are exercised during the Early Exercise Period, the Company expects to:

•Receive gross proceeds up to $955,000 on or before the Early Exercise Expiry Date;

•Issue up to 19,100,000 common shares pursuant to the exercise of the Warrants by holders in accordance with the original terms of the Warrants; and

•Issue up to 19,100,000 Incentive Warrants to Warrant holders pursuant to the early exercise of the Warrants on or before the Early Exercise Expiry Date.

The terms and conditions of the Incentive Program and the method of exercising Warrants pursuant to the Incentive Program are set forth in a letter which is being delivered to the registered e-mail address of each Warrant holder, posted on SEDAR and is available on the Company's website at https://alianzaminerals.com/.

Holders of Warrants who elect to participate in the Incentive Program will be required to deliver the following to the Company on or prior to 4:00 p.m. (Vancouver time) on March 15, 2023:

•a duly completed and executed Exercise Form, in the form which accompanies the certificate representing the Warrants;

•the original certificate representing the Warrants being exercised;

•a completed Accredited Investor Form confirming the Warrant holder’s status as an Accredited Investor; and

•the applicable aggregate exercise price payable to the Company by way of certified cheque, money order, bank draft, or wire transfer in lawful money of Canada.

To the extent that holders of the Warrants take advantage of the opportunity to exercise their Warrants early, this will strengthen the Company's current cash position and provide the Company with additional working capital to meet its on-going business obligations.

The transaction is subject to the receipt of all final regulatory approvals, including the approval of the Exchange. Any Warrants that are not exercised prior to the Early Exercise Expiry Date will expire.

The Warrants were originally issued by the Company as part of a unit the Company issued in connection with a private placement financing completed on February 25, 2020. The underlying common shares and common shares to be issued pursuant to the exercise of the Warrants have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company’s primary asset is the Haldane silver project and also currently has gold, silver and base metal projects in Yukon Territory, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and one optioned to Allied Copper within an alliance with Cloudbreak Discovery PLC. Alianza is actively seeking partners on other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.